Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: November 12, 2014

Executive Interview with Bob Bruggeworth, CEO of Qorvo

The Synergies of Qorvo

Microwave Journal (MWJ): How did the proposed merger come about between RFMD and TriQuint (what led the two companies to plan to join forces)?

Bob Bruggeworth (BB): There were many developments leading up to the announcement of the proposed merger, and you can read about them in detail in the joint prospectus filed with the SEC in July. Put simply, the global demand for mobile data is growing exponentially, and our customers are working very hard to move massive amounts of data. To do that, they are increasingly requiring not just greater performance, but also greater levels of integration of the types of specialized technologies and solutions offered today by our two respective companies.

We desired to join forces to offer the industry's broadest portfolio of enabling technologies for developing and commercializing tightly integrated solutions for our mobile customers, complemented by a reputation as a premier supplier of advanced RF technologies for the infrastructure and defense markets.

Across all of our markets, the combined company will offer our customers the benefit of new scale advantages in manufacturing and R&D and a more aggressive roadmap of new products and technologies. We will bring under one roof all of the critical RF building blocks necessary to simplify design, reduce size, conserve power, and improve system performance – across mobile, infrastructure and aerospace/defense applications.

All of our customers stand to benefit. We will make handset design simpler and more tightly integrated, with higher performance. We will also enable the next-generation of communications infrastructure, from high-speed networks to the optical paths that connect them. And we will scale our service to the defense industry.

MWJ: There have been an unprecedented number of large mergers and acquisitions this year including your proposed merger; what impact do you think this will have on the industry going forward?

BB: We believe the combination of RFMD and TriQuint can accelerate the rate and pace of innovation and discovery across the RF landscape and help to solve some very difficult RF challenges related to the delivery of mobile data, to the benefit of consumers, network operators, businesses, and troops on the move.

The demand for mobile data is skyrocketing, while available spectrum is limited and new modulation schemes offering greater throughput are increasingly difficult for network operators and device manufacturers to implement.

That is driving the need for innovative new technologies like carrier aggregation and MIMO, which combine separate channels of bandwidth to achieve significantly higher data rates. It is also increasing the need for innovative new power management schemes, like envelope tracking, which tracks and adjusts power supply voltage in real time to optimize efficiency and conserve the battery. And it’s fueling the demand for new process technologies like gallium nitride (GaN), which offer higher voltage and higher efficiency operation for a growing number of aerospace/defense and infrastructure applications.

MWJ: What are the major expected synergies for the combined company?

BB: The combined company is expected to achieve at least $150 million in cost synergies within two years from closing. Some examples include the benefits of sharing existing manufacturing strengths, adjusting our footprint and staffing levels to our new business model, and a reduction in overlapping corporate expenses.

MWJ: What are the key technologies and strengths that each company would bring to the combined organization?

BB: It’s notable that RFMD and TriQuint have historically served many of the same markets and customers, and yet there is remarkably very little product overlap. In mobile products, TriQuint brings strong premium filter and PA offerings that complement RFMD’s offerings in PAs, switches, and tuning. In other market segments, such as infrastructure and connectivity, our product offerings are highly complementary. In defense, TriQuint’s presence is larger and more entrenched than RFMD’s, however, RFMD has significantly expanded its product and technology offerings, and both companies are deeply involved in the commercialization of GaN, giving the combined entity greater scale and helping us to more quickly translate R&D advances into large-scale production.

As a combined company, then, we intend to offer a comprehensive product portfolio encompassing power amplifiers, switches, antenna tuners, power management ICs, and BAW, SAW and TC-SAW filters, as well as internal and external access to all major applicable process technologies, including GaAs, GaN, SiGe, CMOS, and SOI. We will also offer some of the most advanced and cost-effective packaging, assembly and test capabilities in the industry. Combined, these strengths will help position us as a valuable and trusted supplier to our customers serving the mobile, infrastructure, and defense markets.

MWJ: The infrastructure and defense markets are quite segmented. How will the new company be set up to address those diverse markets?

BB: Upon closing of the merger, we intend to have two business segments: Mobile Products and Infrastructure and Defense Products (IDP). In IDP, we expect annual revenue in excess of $500 million, creating a large business with significant scale and extensive product development capabilities. We will leverage our extensive product expertise and leadership in multi-chip modules across multiple market segments, from base stations to CATV networks to optical transport. We will continue to offer our defense customers access to the products, process technologies, and advanced assembly and packaging resources they require to satisfy their most complex mission-critical requirements.

MWJ: What key technologies will enable lower cost, smaller footprint products in the mobile market?

BB: Quite frankly, every product and technology currently supporting the mobile product offerings at RFMD and TriQuint will play a role in lowering costs, reducing product footprint, and improving performance. By combining our rich and complementary suite of technologies, products and capabilities, we believe we will set the standard for our customers in product performance, integration and speed to market. That’s what our customers want. And that’s why we are so excited about our proposed merger.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Qorvo, Inc., a newly-formed holding company under RFMD (“Qorvo”), has filed with the SEC a Form S-4 (the “Registration Statement”), which was declared effective on July 30, 2014 and which includes a registration statement and a prospectus with respect to Qorvo’s shares to be issued in the Business Combination. The Registration Statement contains important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY. The Registration Statement and other relevant materials and any other documents filed by Qorvo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.